[Letterhead of Ovation Products Corporation]


April 27, 2006

VIA EDGAR
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attn.: Ms. Pamela A. Long
Assistant Director

    Re:  Ovation Products Corporation
         Request to Withdraw Registration Statement on Form SB-2, as amended File No.: 333-129084
         --------------------

Dear Ms. Long:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by Ovation Products Corporation (the "Company"), to withdraw the Registration Statement on Form SB-2, as amended (File No. 333-129084) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on October 18, 2005, and thereafter amended.

The Company has determined not to proceed with the public registration and sale of its common stock at this time. No shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Anna T. Pinedo, of Morrison & Foerster LLP at (212) 468-8179.

Very truly yours,

Ovation Products Corporation

By:  /s/ Robert MacDonald
     --------------------
Name:  Robert MacDonald
Title: Chief Executive Officer